UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2019

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-  Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: 2nd December, 2019	By	/s/ Santosh Haldankar
	Name:	Santosh Haldankar
	Title:	Senior Vice President - Legal & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated 28th November, 2019 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about appointment of Additional Executive Directors on the Board of HDFC Bank Limited.

Exhibit I

November 28, 2019

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sirs,

Re: Appointment of Additional Executive Directors on the Board of HDFC Bank Limited (“the Bank”)

We are pleased to inform that the Board of Directors of the Bank have, at their meeting held today, approved the following:

1.

Appointment of Mr. Sashidhar Jagdishan (DIN: 08614396) as an Additional Director and as an Executive Director on the Board of the Bank, subject to the approval of Reserve Bank of India, for a period of three (3) years from November 28, 2019 or for such other period / from such date as may be approved by the Reserve Bank of India.

2.

Appointment of Mr. Bhavesh Zaveri (DIN: 01550468) as an Additional Director and as an Executive Director of the Bank subject to the approval of Reserve Bank of India, for a period of three (3) years from November 28, 2019 or for such other period / from such date as may be approved by the Reserve Bank of India.

The above appointments shall also be subject to the approval of the shareholders.

Brief profiles of Mr. Jagdishan and Mr. Zaveri are stated in Annexure 1.

Mr. Jagdishan and Mr. Zaveri are not debarred from holding office of director by virtue of any SEBI order or any other such authority. They are not related to any director of the Bank.

Kindly take the same on your records.

Thanking you,

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary

Encl : a/a.

Annexure 1 – Profiles of Directors

Mr. Sashidhar Jagdishan

Sashidhar Jagdishan (Sashi) joined the Bank in the year 1996 as a Manager in the Finance function. He became Business Head- Finance in 1999 and was appointed as Chief Financial Officer in the year 2008. He has played a critical role in supporting the growth trajectory of the Bank. He has led the finance function and played a pivotal role in aligning the organization in achieving the strategic objectives over the years. He is currently the Group Head of Finance, Human Resources, Legal & Secretarial, Administration, Infrastructure, Corporate Communications and Corporate Social Responsibility. Sashi has an overall experience of 29 years. He has completed his graduation in Science with specialization in Physics, a Chartered Accountant by profession and also holds a Master’s degree in Economics of Money, Banking & Finance.

Mr. Bhavesh Zaveri

Bhavesh Zaveri joined the Bank in 1998 in the Operations function. He became Business Head- Wholesale Banking Operations in the year 2000 and was appointed as Group Head- Operations in 2009. He assumed additional responsibilities of the Information Technology function in 2015. He has been a member of various Committees formed by the Reserve Bank of India and Indian Banks’ Association. Mr. Zaveri played a pivotal role in the growth trajectory of the Bank. Mr. Zaveri has ensured scaling up of the Operations function with the pace of Bank’s growth. He has contributed to the digital transformation of the Bank by embracing technology to ensure operational efficiency resulting in improved customer experience across different product offerings of the Bank. He is currently the Group Head for Operations, IT and Cash Management. Mr. Zaveri has been twice honored with the “Who’s Who in Treasury and Cash Management” by Global Trade Review. Prior to working for the Bank, he worked for Oman International Bank and Barclays Bank. He has an overall experience of 33 years. Mr. Zaveri holds a Master’s Degree in Commerce from Mumbai University and is a Certified Associate of the Indian Institute of Bankers.